amec

CONSENT OF QUALIFIED PERSON

TO: The Securities regulatory authorities of each of the provinces and territories of Canada

I, Robert T. McKnight, P.Eng., do hereby consent to the filing of the technical report prepared for Birch Mountain Resources Limited and dated 02 February 2004 in respect of the Muskeg Valley Project, Alberta Canada.

DATED at this 02nd day of February 2004.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604-664-3471
Fax +1 604-664-3057